United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐    No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Purchases of equity securities by the issuer and affiliated purchasers on October 31, 2018

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE 3	105.088.381,00	1.99%	1.99%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	SANTANDER CCTVM	Buy	26/09/2018	1.262.400	60.5091	76,386,625
Shares	VALE3	CITI CCTVM	Buy	01/10/2018	164.700	59.6046	9,816,871
Shares	VALE3	SANTANDER CCTVM	Buy	05/10/2018	2.032.800	57.6614	117,214,092

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE 3	108,548,281.00	2.05%	2.05%

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	18,792,026.00	0.36%	0.36%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (US$)
ADS	VALE	BRADESCO SECURITIES	Buy	26/09/2018	1,056,300	14.9778	15,821,050
ADS	VALE	CREDIT SUISSE SECURITIES	Buy	01/10/2018	151,920	14.8610	2,257,683
ADS	VALE	XP INVESTMENTS	Buy	05/10/2018	2,180,000	14.9544	32,600,492

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	22,180,246.00	0.42%	0.42%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: November 09, 2018		Director of Investor Relations